Mail Stop 4561
      August 16, 2005

VIA U.S. MAIL AND FAX (615) 269-8461

Mr. Scott W. Holmes
Senior Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN  37203

      Re:	Healthcare Realty Trust, Inc.
      Item 4.01 Form 8-K/A
      Filed July 11, 2005
      File No. 1-11852

Dear Mr. Holmes:

      We have reviewed your response letter and amendment dated
July
11, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed July 11, 2005

1. We note your response to prior comment 1.  With respect to the
Item 4.01 8-K/A filed on July 11, 2005, please file a revised
Exhibit
16 letter in accordance with Item 304(a)(3) of Regulation S-K.

2. We note your response to prior comment 2 and your statements that
"the company considers the assertions contained in the letter regarding the company`s financial management to be unfounded" and that the letter "contains material factual inaccuracies which may have led to KPMG LLP`s erroneous conclusion." Please tell us why you consider KPMG`s assertions about management to be unfounded, describe the factual inaccuracies mentioned and tell us why you believe that
KPMG came to an erroneous conclusion. Additionally, tell us how this does not represent a disagreement with your accountant as defined in
Item 304(a)(1)(iv) of Regulation S-K.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Any questions regarding the above should be directed to me at
(202) 551-3466, or in my absence to Bob Benton at (202) 551-3804.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

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Healthcare Realty Trust, Inc.
August 16, 2005



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